December 15, 2025

Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gabelli ETFs Trust (the “Trust”)

Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Ms. Rowland:

This follow-up correspondence responds to certain additional comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”), with respect to the Amendment relating to the Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Global Technology Leaders ETF, Gabelli Commercial Aerospace and Defense ETF (each a “Fund” and collectively, the “Funds”), each a series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

Global Technology Leaders ETF

1.	Comment: With respect to the Fund’s Principal Investment strategy, please supplementally explain how the Fund’s investment in five countries outside of the United States without noting a specific percentage of investment would result in a significant investment given that the Fund is a global fund.

Response: The Registrant has amended the disclosure as follows:

As a “global” fund, the Fund invests in securities of issuers, or related investments thereof, located in at least three countries outside of the U.S., and at least 40% of the Fund’s total net assets are invested in securities of non-U.S. issuers or, if market conditions are not favorable, the Fund will invest at least 25% of the Fund’s assets outside the U.S.

Statement of Additional Information (“SAI”)

2.	Comment: In the SAI, with respect to the Fund’s policy on concentration, it is incorrect for an adviser not to look through the investments of unaffiliated investment companies if the Registrant knew or should have known the fund’s underlying positions.

Response: The Registrant respectfully declines to further amend the Fund’s disclosure.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

If you have any questions regarding the above responses, please do not hesitate to contact Karen Aspinall at 949.629.3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Partner

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